Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

August 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed July 26, 2021 File No. 333-248411

Dear Ms. Packebusch:

On behalf of Jupiter Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated August 4, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on July 26, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1

Summary, page 1

1.	We note that you downsized the offering to $150,000,000 and added new disclosure regarding anchor investors. You define anchor investors as “certain funds and accounts managed by members of an affiliate of our sponsor, that have expressed to us an interest to purchase an aggregate of $133.65 million of units in this offering.” This would constitute a substantial majority of the offered units. Please expand your disclosure to name the affiliate and to identify the nine anchor investors interested in purchasing up to 9.9% individually and 89.1% collectively of the 15M offered units. Also disclose clearly that these anchor investors have collectively expressed their interest in purchasing units at a level that totals 89.1% of the offered units if all such indications of interest are confirmed.

Response: The Company has revised its disclosure on the prospectus cover page and on pages 1, 21 and 83 of Amendment No. 5 in response to the Staff’s comment.

* * *

United States Securities and Exchange Commission
Division of Corporation Finance
August 5, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 5 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Jupiter Acquisition Corporation
Alan I. Annex, Esq.